   As filed with the Securities and Exchange Commission on August 29, 1996


                                                     Registration No. 333-10545

- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -------------------------

                              AMENDMENT NO. 1 TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          -------------------------


                     NOISE CANCELLATION TECHNOLOGIES, INC.

            (Exact name of Registrant as specified in its charter)

         DELAWARE                                                                             59-2501025
(State or Other Jurisdiction of                                                                (I.R.S. Employer
Incorporation or Organization)                                                                 Identification No.)

     1025 WEST NURSERY ROAD, LINTHICUM, MARYLAND 21090      (410) 636-8700
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                          -------------------------

                              JOHN B. HORTON, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                     NOISE CANCELLATION TECHNOLOGIES, INC.
                                ONE DOCK STREET
                          STAMFORD, CONNECTICUT 06902
                         (203) 961-0500, EXTENSION 388
               (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent For Service)
                  Copies of all communications and notices to:
                            WILLIAM P. O'NEILL, ESQ.
                                CROWELL & MORING
                         1001 PENNSYLVANIA AVENUE, N.W.
                          WASHINGTON, D.C.  20004-2595
                               (202) 624-2500

                          ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.     / /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with
dividend or interest reinvestment plans, check the following box:    /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.     / /  __________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

         If delivery of the prospectus is expected to be made pursuant to Rule
434, check the following box.     / /  __________


                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------------
                                             PROPOSED MAXIMUM      PROPOSED MAXIMUM
  TITLE OF SHARES        AMOUNT TO BE        AGGREGATE PRICE      AGGREGATE OFFERING         AMOUNT OF
 TO BE REGISTERED         REGISTERED           PER UNIT (1)            PRICE (1)         REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------
    COMMON STOCK      20,821,880 SHARES        $ 0.71875             $14,965,726            $ 5,160.60
- ------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, based on the average of the high and low prices for the Common Stock on the NASDAQ National Market System on August 16, 1996.

- --------------------------------------------------------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Pursuant to Rule 429, promulgated under the Securities Act of 1933, as amended, the Prospectus forming a part of this registration statement also relates to those shares of registrant's Common Stock initially included in registrant's registration statements (File Nos. 33-19926, 33-38584, 33-44790, 33-47611,
33-51468, 33-74442 and 33-84694) that remain unsold as of the date hereof.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED August 29, 1996


                                   PROSPECTUS

                               28,582,292 SHARES

                     NOISE CANCELLATION TECHNOLOGIES, INC.

                                  COMMON STOCK

                                  ------------


         This offering consists of 571,244 shares of Common Stock of Noise Cancellation Technologies, Inc. (the "Company") which are issuable upon the exercise of outstanding warrants and options to purchase shares of Common Stock by persons not deemed "affiliates" of the Company, as that term is defined under the Securities Act of 1933 (the "Securities Act"). The exercise price for such options and warrants ranges from $0.75 to $5.36 per share. The aggregate proceeds, from the exercise of all such warrants or options would be $820,924 and, if realized, will be added to the Company's working capital.
The expenses payable by the Company in connection with its most recent registration statement were $16,421. However, there are no material incremental expenses attributable solely to the issuance and distribution of the above described shares.


         This offering also consists of the resale of 22,314,581 shares of Common Stock which were issued by the Company in private placements exempt from registration under the Securities Act and were issued and outstanding on August 23, 1996, as well as the resale of 5,696,467 shares of Common Stock which may be issued upon the exercise of outstanding warrants and options to purchase shares of Common Stock to persons who may be deemed "affiliates" of the Company, as that term is defined under the Securities Act, all of which may be offered for sale by the Selling Stockholders (see "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


         The Company has been advised by the Selling Stockholders that there are no underwriting arrangements with respect to the sale of the shares, that such shares will be sold from time to time in public sales in the over-the-counter market at then prevailing prices or at prices related to the then current market price or in private transactions at negotiated prices. The shares may be sold through purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus or in ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. (see "Selling Stockholders").

 SEE "RISK FACTORS" ON PAGES 10 THROUGH 18 FOR CERTAIN INFORMATION RELATING TO
                                 THE COMPANY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         The Company's Common Stock is quoted on the NASDAQ National Market System under the symbol "NCTI". The last sale price reported for such Common Stock on August 26, 1996, as quoted by NASDAQ, was $0.8750.




                THE DATE OF THIS PROSPECTUS IS August 29, 1996

                             AVAILABLE INFORMATION


         The Company is subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, DC 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60611. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549 at prescribed rates.

         The Company has filed with the Commission certain Registration Statements under the Securities Act with respect to the securities being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statements, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statements.


                                ________________


         NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



         The following documents have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-18267) and are incorporated herein by reference and made a part hereof:

         (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, (including Amendment No. 1 thereto filed on April 29, 1996, Amendment No. 2 thereto filed on May 8, 1996, Amendment No. 3 thereto filed on May 24, 1996, Amendment No. 4 thereto filed on June 11, 1996 and Amendment No. 5 thereto filed on June 13, 1996);

         (2) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996 and June 30, 1996; and

         (3) the description of capital stock found in Item 1 of the Company's Registration Statement on Form 8-A filed with the Commission on January 30, 1990.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of filing of this Prospectus and prior to the termination of the offering of the Common Stock covered by this Prospectus are deemed to be incorporated by reference and shall be a part hereof from their respective dates of filing.

         Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus, but not including exhibits to such information unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Requests for copies of such information should be directed to Krystyna Marushak, Investor Relations, Noise Cancellation Technologies, Inc., One Dock Street, Stamford, Connecticut 06902, telephone number (203) 961-0500, extension 391.

                                  THE COMPANY



         Noise Cancellation Technologies, Inc. ("NCT" or the "Company") believes it is the industry leader in the design, development, licensing, production and distribution of electronic systems for Active Wave Management(TM) including systems that electronically reduce noise and vibration. The Company's systems are designed for integration into a wide range of products serving multi-billion dollar markets in the transportation, manufacturing, commercial, consumer products and communications industries. The Company began commercial application of its technology, with ten products sold or currently being sold, including the NoiseBuster(TM) consumer headset, the ProActive(TM) line of industrial/commercial active noise reduction headsets, an aviation headset for pilots, an industrial muffler or "silencer" for use with large vacuums and blowers, quieting headsets for patient use in magnetic resonance imaging ("MRI") machines, an aircraft cabin quieting system and quieting systems for heating, ventilation and air conditioning ("HVAC") ducts ("NoiseEater(TM)").

         In 1995, the Company introduced industrial headsets and its Adaptive Speech Filter(TM) ("ASF(TM)"), which the Company believes will have wide application in the communications and automotive industries.

         In keeping with the direction established in late 1994, during 1995 the Company began the active practice of marketing its technology through licensing to third parties for fees and subsequent royalties. In April 1995, the Company licensed its aircraft cabin quieting technology exclusively to Ultra Electronics, Ltd. ("Ultra") for a license fee and future royalties. In November 1995, the Company concluded negotiations with Walker Manufacturing Company ("Walker"), a division of Tenneco Automotive, which resulted in the restructuring of the Walker/NCT joint venture ("WNCT") and the licensing of certain additional automotive related technology to Walker for a fee and future royalties.

         In 1996, the Company plans to introduce additional products for the communications marketplace, a silicon micro-machined microphone ("SMM"), which may be used independently or in conjunction with noise reduction, and additional industrial headset products. The Company is also refining its NoiseEater(TM) product for introduction into international markets. The Company has entered into a joint venture with Applied Acoustic Research, L.L.C. called OnActive Technologies, L.L.C. which is developing Flat Panel Transducer(TM) ("FPT(TM)") systems utilizing TopDown Surround Sound(TM) ("TDSS(TM)") for automotive applications.

         In late 1995 the Company redefined its corporate mission to be the worldwide leader in the advancement and commercialization of Active Wave Management(TM) technology. Active Wave Management(TM) is the electronic and mechanical manipulation of sound or signal waves to reduce noise, improve signal-to-noise ratio and/or enhance sound quality. This redefinition is the result of the development of new technologies, as previously noted, such as ASF(TM), TDSS(TM), FPT(TM), and the SMM, which creates products that the Company believes will be utilized in areas beyond noise attenuation and control. These technologies and products are consistent with the shift of the Company's focus to technology licensing fees, royalties and products that represent near term revenue generation. The redefinition of corporate mission is reflected in the revised business plan which the Company began to implement during the first quarter of 1996.

         As distribution channels are established and as product sales and market acceptance and awareness of the commercial applications of Active Wave Management(TM) build, revenues from technology licensing fees, royalties and product sales are forecasted to fund an increasing share of the Company's requirements. The funding from these sources, if realized, will reduce the Company's dependence on engineering and development funding.


         Active Wave Management(TM) is an evolving industry. The proportion of the Company's operating revenues, including technology licensing fees, derived from engineering and development services, is reflective of this fact. From the Company's inception through June 30, 1996 approximately 21% of its operating revenues have come from the sale of products and 27% of its operating revenues have come from licensing of the Company's technology, while approximately 52% of its operating revenues have come from engineering and development services.


         Active noise control offers many advantages over traditional passive methods of noise control such as conventional mufflers, ear protectors and acoustical padding. Active noise control systems: (i) generally reduce only unwanted noise and permit desired sounds such as the human voice, music or warning tones to pass freely, (ii) are more successful in attenuating low frequency noise, (iii) contribute to energy savings and provide other economic benefits in various applications, and (iv) generally are smaller and lighter.

         Active Wave Management(TM) is the utilization of active noise attenuation technology and certain other technologies which results in the electronic and mechanical manipulation of sound or signal waves to reduce noise, improve signal-to-noise ratio and/or enhance sound quality.

         NCT believes that it has the leading position in Active Wave Management(TM) technology, holding more patents and intellectual property than any other firm in the field. The Company also has an exclusive license to advanced technology for attenuating noise in a large space, such as the interior of an aircraft or the passenger compartment of an automobile, using multiple interactive sensors, such as microphones, and actuators, such as speakers. Additionally the Company has expanded its portfolio by the acquisition of various patents, including, in particular the purchase in 1994 of the intellectual property of Active Noise Vibration Technologies, Inc.

         The Company has entered into a number of strategic supply, manufacturing and marketing alliances with leading global companies to commercialize its technology. These strategic alliances historically have funded a majority of the Company's research and development, and provided the Company with reliable sources of components, manufacturing expertise and capacity, as well as extensive marketing and distribution capabilities. In exchange for this funding, the other party generally received a preference in the distribution of cash and/or profits or royalties from these alliances until such time as the support funding, plus an "interest" factor in some instances, is recovered. NCT has established continuing relationships with Walker Manufacturing Company ("Walker") (a division of Tennessee Gas Pipeline Company, a wholly owned subsidiary of Tenneco, Inc.), AB Electrolux ("Electrolux"), Foster Electric Company, Ltd. ("Foster"), Analog Devices, Inc. ("ADI"), Ultra Electronics Ltd. ("Ultra"),Harris Corporation ("Harris"), The Charles Stark Draper Laboratory, Inc. ("Draper"), Coherent Technologies, Inc. ("Coherent"), Applied Acoustic Research, L.L.C. ("AAR") and Hoover Universal, Inc. ("Hoover") (a wholly owned subsidiary of Johnson Controls, Inc.), among others, in order to penetrate major markets more rapidly and efficiently, while minimizing the Company's own capital expenditures. There have been substantial changes to the terms governing certain of the foregoing relationships as described below.

         In February 1995 the Company purchased from Foster the exclusive right to manufacture headsets in the Far East. Due to the acquisition by the Company in 1994 of the sole ownership of Chaplin Patents Holding Co., Inc. ("CPH"), neither the Company nor Foster believed there was any necessity to continue their supply joint venture, Foster/NCT Supply Ltd. ("FNS"). The Company and Foster dissolved FNS.

The Company and Foster remain active in the Far East through Foster/NCT Headsets International, Ltd. ("FNH") and NCT Far East, Inc. ("NCTFE") which are marketing and distribution alliances between the Company and Foster. Foster produced six products for NCT in 1995.

         In March 1995, the Company and Ultra amended their teaming agreement and concluded a licensing and royalty agreement for $2.6 million and a future royalty of 1 1/2% of sales commencing in 1998. Under the agreement, Ultra acquired the Company's active aircraft quieting business based in Cambridge, England, leased a portion of the Company's Cambridge facility and employed certain of the Company's employees.

         On November 15, 1995, the Company and Walker executed a series of related agreements (the "Restructuring Agreements") and concluded previously noted negotiations with Tenneco Automotive and Walker regarding the Company's commitment to help fund $4.0 million of product and technology development work and the transfer of the Company's 50% interest in WNCT to Walker. The Restructuring Agreements provided for the transfer of the Company's interest in WNCT to Walker, the elimination of the Company's previously expensed obligation to fund the remaining $2.4 million of product and technology development work, the transfer to Walker of certain Company owned tangible assets related to the business of WNCT, the expansion of certain existing technology licenses and the Company's performance of certain research and development activities for Walker at Walker's expense as to future activities.

         An important factor for the Company's continuing development is its ability to recruit and retain key personnel. As of July 18, 1996, the Company had 75 employees, including 32 engineers and technical staff.

         Among its engineering staff and consultants are several scientists and inventors that the Company believes are preeminent in the active noise and vibration control field worldwide. Consistent with the Company's revised strategy to focus on near term product commercialization, technology licensing fees and royalties, during 1995, the Company significantly reduced its work force and consolidated substantially all of its corporate functions in Maryland.

         The Company was incorporated in Nevada on May 24, 1983. In April 1985, the Company moved its corporate domicile to Florida and assumed its present name, and in January 1987, following the assumption of control of the Company by the present management, it changed its state of incorporation to Delaware. NCT's executive offices, research and product development facilities are located at 1025 West Nursery Road, Linthicum, Maryland 21090; telephone number (410) 636-8700. NCT maintains sales and marketing offices at One Dock Street, Suite 300, Stamford, Connecticut 06902; telephone number (203) 961-0500. The Company's European operations are conducted through its product development and marketing facility in Cambridge, England. NCT also maintains a marketing facility in Tokyo, Japan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

         The following should be read in conjunction with the consolidated financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations", incorporated by reference into this Prospectus. Operating results for the six month period ended June 30, 1996, are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.


STATEMENT OF OPERATIONS DATA:

                                                                  (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                                        YEARS ENDED DECEMBER  31,
                                                  ------------------------------------------------------------
                                                     1991            1992         1993         1994     1995
                                                  --------      ----------    ----------    --------   -------
 STATEMENTS OF OPERATIONS DATA:
 REVENUES
  Technology licensing fees and other               $1,742             $62           $60        $452    $6,580
  Product Sales                                        610             740         1,728       2,337     1,589
  Engineering and development services               3,513           3,779         3,598       4,335     2,297
                                                  --------    ------------  ------------   ---------   -------
       Total revenues                               $5,865          $4,581        $5,386      $7,124   $10,466
                                                  --------    ------------  ------------   ---------   -------
 COSTS AND EXPENSES:
  Cost of sales                                       $312            $608        $1,309      $4,073    $1,579
  Cost of engineering and development services       2,705           2,748         2,803       4,193     2,340
  Selling, general and administrative                3,148           5,150         7,231       9,281     5,416
  Research and development                           1,445           4,214         7,963       9,522     4,776
  Interest (income) expense, net                        94           (169)         (311)       (580)      (49)
  Compensation expense-removal of
  vesting condition                                    ---           7,442           ---         ---       ---
  Equity in net (income) loss of
  unconsolidated affiliates                            ---             117      3,582(2)       1,824      (80)
  Other (income) expense, net                           54              89           ---         718       552
                                                  --------    ------------  ------------   ---------   -------
       Total costs and expenses                     $7,758         $20,199       $22,577     $29,031   $14,534
                                                  --------    ------------  ------------   ---------   -------
  Loss before income taxes                        $(1,893)       $(15,618)     $(17,191)   $(21,907)  $(4,068)
  Income taxes                                         100             ---           ---         ---       ---
                                                  --------    -----------   ------------   ---------  --------

  Net loss                                        $(1,993)    $(15,618)(1)  $(17,191)(2)   $(21,907)  $(4,068)
                                                  ========    ===========   ============   =========  ========
  Weighted average number of common
    shares outstanding(3)                           52,694          61,712        70,416      82,906    87,921
                                                  ========    ============  ============   =========  ========
  Net loss per share                               $(0.04)      $(0.25)(1)    $(0.24)(2)     $(0.26)   $(0.05)
                                                  ========    ============  ============   =========  ========

                                                         SIX MONTHS
                                                        ENDED JUNE 30,
                                                  -----------------------
                                                    1995         1996
                                                   -----    ------------
 STATEMENTS OF OPERATIONS DATA:
 REVENUES
  Technology licensing fees and other               $3,225        $1,068
  Product Sales                                        688           692
  Engineering and development services               1,447           224
                                                  --------  ------------
       Total revenues                              $ 5,360        $1,984
                                                  --------  ------------
 COSTS AND EXPENSES:
  Cost of sales                                     $  595          $574
  Cost of engineering and development services       1,567           168
  Selling, general and administrative                3,318         2,325
  Research and development                           2,365         2,761
  Interest (income) expense, net                      (15)            24
  Compensation expense-removal of
  vesting condition                                    ---           ---
  Equity in net (income) loss of
  unconsolidated affiliates                            ---            80
  Other (income) expense, net                          ---           ---
                                                  --------  ------------
       Total costs and expenses                    $ 7,830        $5,932
                                                  --------  ------------
  Loss before income taxes                        $(2,470)      $(3,948)
  Income taxes                                         ---           ---
                                                  --------  ------------

  Net loss                                        $(2,470)      $(3,948)
                                                  ========  ============
  Weighted average number of common
    shares outstanding(3)                           86,215        94,468
                                                  ========  ============
  Net loss per share                               $(0.03)       $(0.04)
                                                  ========  ============

                                                                    DECEMBER 31,
                                            ---------------------------------------------------------------        JUNE 30,
                                              1991        1992          1993           1994          1995            1996
                                            -------     -------        -------       --------      --------       ----------
 BALANCE SHEET DATA:
  Total assets                               $5,484     $15,771        $29,541        $12,371        $9,583          $7,638
  Total liabilities                           1,457       2,069          6,301          6,903         2,699           3,610
  Long-term debt                                  3         ---            ---            ---           105              75
  Accumulated deficit                      (14,065)    (29,682)       (46,873)       (68,780)      (72,848)        (76,796)
  Stockholders equity(4)                      4,027      13,702         23,239          5,468         6,884           4,028
  Working capital (deficiency)                1,971      11,038         19,990            923         1,734           (588)



(1) Includes a one-time non-cash charge of $7,441,875 or $.12 per share for the year ended December 31, 1992, related to the removal of the vesting conditions to certain warrants. This charge removed any potential future charge to earnings related to such warrants.

(2) In connection with the sale of Common Stock to Tenneco Automotive in December 1993, the Company recognized its share of cumulative losses not previously recorded with respect to its joint venture with Walker amounting to $3,581,682.

(3) Does not include shares issuable upon the exercise of outstanding stock options, warrants and, where applicable in 1991, outstanding shares of Series A and Series B Convertible Preferred Stock, since their effect would be antidilutive.

(4)      The Company has never declared nor paid cash dividends on its Common
         Stock.

                                  THE OFFERING


         This offering consists of 571,244 shares of Common Stock of the Company which are issuable upon the exercise of outstanding warrants and options to purchase shares of Common Stock by persons not deemed "affiliates" of the Company, as that term is defined under the Securities Act. The exercise price for such options and warrants ranges from $0.75 to $5.36 per share. The aggregate proceeds, from the exercise of all such warrants or options would be $820,924 and, if realized, will be added to the Company's working capital.
The expenses payable by the Company in connection with its most recent registration statement were $16,421. However, there are no material incremental expenses attributable solely to the issuance and distribution of the above described shares.


         This offering also consists of the resale of 22,314,581 shares of Common Stock which were issued by the Company in private placements exempt from registration under the Securities Act and were issued and outstanding on August 23, 1996, as well as the resale of 5,696,467 shares of Common Stock which may be issued upon the exercise of outstanding warrants and options to purchase shares of Common Stock to persons who may be deemed "affiliates" of the Company, as that term is defined under the Securities Act, all of which may be offered for sale by the Selling Stockholders (see "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

                                  RISK FACTORS

         The shares of Common Stock offered hereby represent a speculative investment and entail elements of risk. The following factors, in addition to the other information included or incorporated by reference herein, should be carefully considered before any decision is made to purchase any of the shares of Common Stock offered hereby.


        CURRENT FINANCIAL CONDITION; CASH POSITION; INADEQUACY OF CURRENTLY AVAILABLE FUNDS TO SUSTAIN COMPANY; LIMITATION ON ABILITY TO SELL ADDITIONAL COMMON STOCK. Cash, cash equivalents and short-term investments amounted to $0.9 million at June 30, 1996, decreasing from $1.8 million at December 31, 1995. On April 10, 1996, the Company sold 1,000,000 shares, in the aggregate, of its Common Stock in a private placement with three institutional investors (the "April 1996 Private Placement"). Contemporaneously, the Company sold secured convertible term notes in the aggregate principal amount of $1,200,000 to those institutional investors and granted them each an option to purchase an aggregate of $3,450,000 of additional shares of the Company's Common Stock.
The per share conversion price under the notes and the exercise price under the options were equal to the price received by the Company for the sale of such 1,000,000 shares subject to certain adjustments. On August 13, 1996 the three institutional investors exercised their options and converted their secured convertible term notes. On August 29, 1996, the Company sold 1,753,968 shares of its Common Stock in a private placement with a Canadian institutional investor (the "August 1996 Private Placement"). The cash raised from the April 1996 Private Placement and the August 1996 Private Placement, the exercise of warrants and options including the options granted to the three institutional investors in the April 1996 Private Placement, the funding derived from forecasted technology licensing fees and royalties, and product sales and engineering and development revenue income, the operating cost savings from the reduction in employees and reduced capital expenditures should be sufficient to sustain the Company's anticipated future level of operations into 1997. However, the current available funds are not sufficient to sustain the Company for the next twelve months. The period during 1997 through which the Company can be sustained is dependent upon the level of realization of funding from technology license fees and royalties and product sales and engineering and development revenue and the achievement of the operating cost savings from the events described above, all of which are presently uncertain.


         Success in generating technology licensing fees, royalties and product sales are significant and critical to the Company's ability to overcome its present financial difficulties. In January 1996, the Company adopted a plan that management believes should generate sufficient funds for the Company to continue its operations into 1997. The Company cannot predict whether it will be successful in obtaining market acceptance of its new products or in completing its current negotiations with respect to licenses and royalty revenues. If, during the course of 1996, management of the Company determines that it will be unable to meet or exceed the plan referred to above, the Company will consider fund raising alternatives.

         As a condition to the sale of Common Stock and secured convertible term notes to three institutional investors in the April 1996 Private Placement the Company agreed not to seek any additional equity financing (including debt financing with an equity component) without such investors' consent prior to October 8, 1996, and granted the three institutional investors a right of first refusal with respect to any such additional financing until April 10, 1997. The Company's ability to raise additional capital through sales of Common Stock will be severely limited until the termination of these restrictions on further equity financing. The Company will monitor its performance against the plan on a monthly basis and, if necessary, reduce its level of operations accordingly. The Company believes that the plan discussed above constitutes a viable plan for the continuation of the Company's business into 1997.

         There can be no assurance that additional funding will be provided by technology license fees, royalties and product sales and engineering and development revenue. In that event, the Company would have to further and substantially cut back its level of operations in order to conserve cash.
These reductions could have an adverse effect on the Company's relations with its strategic partners and customers. Uncertainty exists with respect to the adequacy of current funds to support the Company's activities until positive cash flow from operations can be achieved, and with respect to the availability of financing from other sources to fund any cash deficiencies.

         The Company expects to continue as a going concern, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business and its financial statements have been prepared on that basis. This going concern basis is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, public and private financings and other funding sources to meet its obligations. The uncertainties described in the preceding paragraph raise substantial doubt at June 30, 1996, about the Company's ability to continue as a going concern. The Company's financial statements do not include any adjustments relating to the recoverability of the carrying value of recorded assets or the amount of liabilities that might result from the outcome of these uncertainties.

         The Company has never declared nor paid dividends on its common stock and has no present intention to do so.

         GOING CONCERN EMPHASIS PARAGRAPH IN ACCOUNTANTS' OPINION. On March 8, 1996, Richard A. Eisner & Company, LLP issued its report on the Company's consolidated financial statements as of and for the year ended December 31, 1995. With respect to Note 15 to those financial statements, such report was dated April 10, 1996. The report of Richard A. Eisner & Company, LLP contains a paragraph which emphasizes certain factors which are described in Note 1 to the financial statements covered by the report. This paragraph notes that such factors raise substantial doubt as to the Company's ability to continue as a going concern. See "Experts-Report of Independent Auditors" below. Prospective investors are urged to read carefully the report of Richard A. Eisner & Company, LLP as well as the consolidated financial statements of the Company and the notes thereto, which are incorporated herein by reference to Amendment No. 5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed on June 13, 1996.

         HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT. The Company incurred a net loss of $4.1 million for the year ended December 31, 1995, and an additional net loss of $3.9 million for the six months ended June 30, 1996. The Company's accumulated deficit at June 30, 1996 was $76.8 million, attributable in substantial part to the costs of developing its proprietary technology. To achieve profitability, NCT must, independently and with strategic allies, successfully develop, manufacture, introduce and market its products in commercial quantities and receive fees and royalties from licensing its proprietary technology.

         LIMITED REVENUES. Although the Company has engaged in marketing activities with regard to the sale or licensing of electronic systems for Active Wave Management(TM) including systems that electronically reduce noise and vibration based upon prototypes of such systems, its operating revenues from inception through June 30, 1996, have been limited, aggregating
$8.4 million from the sale of such systems, $10.7 million from the licensing of technology relating to such systems and $20.6 million from the performance of engineering and development services, respectively. Although the Company has begun commercial sales of active noise attenuation and other products in a limited number of applications, significant further development will be necessary before many of the Company's potential products will achieve expected commercial end-use applications.

         MATERIAL DEPENDENCE UPON CERTAIN PATENT RIGHTS; UNCERTAIN PROPRIETARY PROTECTION. No assurance can be given as to the range or degree of protection any patent issued to, or licensed by, the Company will afford or that such patents or licenses will provide protection that has commercial significance or will provide competitive advantages for the Company's products. No assurance can be given that the Company's owned or licensed patents will afford protection against competitors with similar technology, or that others will not obtain patents claiming aspects similar to those covered by the Company's owned or licensed patents or patent applications. No assurance exists that the Company's owned or licensed patents will not be challenged by third parties, invalidated, rendered unenforceable or designed around. Furthermore, there can be no assurance that any pending patent applications or applications filed in the future will result in the issuance of a patent.
The invalidation or expiration of patents owned or licensed by the Company and believed by the Company to be commercially significant could permit increased competition, with potential adverse effects on the Company and its business prospects. Although the Company intends to file for extensions to certain patents, the Company can make no assurances that the U.S. or foreign government patent authorities will grant such extensions.

         The Company has conducted only limited patent searches and no assurances can be given that patents do not exist or will not be issued in the future that would have an adverse effect on the Company's ability to market its products or maintain its competitive position with respect to its products. Substantial resources may be required to obtain and defend patent rights to protect present and future technology of the Company.

         There has been a claim challenging the use of one of the Company's trademarks and an interference proceeding has been initiated with respect to one of the Company's patent applications. There has also been an inquiry regarding the product design configuration of one of the Company's products as it relates to a patent held by another company. The Company believes that such claims and inquiry are without merit and intends to oppose them vigorously. Moreover, if such inquiry proves to have any merit, the Company believes it could, without significant cost, modify its product design configuration so as to avoid infringement. The Company does not believe that any damages or costs it may incur as a result of such claims or inquiry would have a material adverse effect on the financial condition of the Company.

         The Company's policy is to enter into confidentiality agreements with all of its executive officers, key technical personnel and advisors, but no assurances can be made that Company know-how, inventions and other secret or unprotected intellectual property will not be disclosed to third parties by such persons.

         RAPID TECHNOLOGICAL CHANGE. Active Wave Management(TM) is an evolving industry, characterized by rapid technological change. The Company intends to engage continually in research and development activities, including the improvement of current products and development of new products. There can be no assurance, however, that active noise and vibration attenuation or other applications of Active Wave Management(TM) will be accepted by the commercial marketplace, that the introduction of new products or the development of new technologies by others will not render the Company's products obsolete or unmarketable, or that the Company will be able to hire and retain adequate research personnel or be able to finance research activities in this regard.

         RELIANCE UPON STRATEGIC ALLIANCES; COMMERCIAL ACCEPTANCE OF END-PRODUCTS. The Company and certain of its wholly owned subsidiaries have entered into agreements to establish strategic alliances related to the design, development, manufacture, marketing and distribution of its electronic systems and products containing such systems. These agreements generally provide that the Company license its technology and contribute a nominal amount of initial capital and that the other party provide substantially all of the funding to support the alliance. In exchange for this funding, the other party generally receives a preference in the distribution of cash and/or profits or royalties from these alliances until such time as the support funding, plus an "interest" factor in some instances, is recovered. At June 30, 1996, there were no preferred distributions due to joint venture partners from future profits of the joint ventures.

         The Company conducts its marketing efforts primarily by identifying specific market segments for active noise and vibration attenuation and other Active Wave Management (TM) products and, thereafter, seeking to establish strategic alliances with major domestic and international business concerns to support product development, and to manufacture and distribute products for such market segments. The Company's ability to enter into new markets is materially dependent upon determinations by such concerns that the Company's products are suitable for use in their respective end-products, and on the ability and willingness of those concerns to market such products successfully. During 1995 and the first quarter of 1996, active headset product sales did not increase at the rate previously anticipated and orders for active vehicular mufflers, kitchen exhaust and HVAC fan quieting systems and industrial headsets were not received at volumes or within time frames that had been anticipated by the Company.

         The Company arranges for the supply of actuators, integrated circuits and other electronic components for its active control systems through alliances with manufacturers the Company believes will serve as dependable sources of supply. The Company makes no assurances that these concerns will meet the Company's and its customers' needs for quality components in sufficient quantities at commercially reasonable prices.

         CUMULATIVE LOSSES IN JOINT VENTURES. When the Company's share of cumulative losses in a strategic alliance exceeds its investment and the Company has no obligation to fund such additional losses, the Company suspends applying the equity method of accounting for its investment in such alliance. The aggregate amount of losses in the Company's strategic alliances in excess of the Company's investments which has not been recorded was zero at June 30, 1996. The Company will not be able to record any equity in income with respect to an entity until its share of future profits is sufficient to recover any cumulative losses that have not previously been recorded.

         DEPENDENCE UPON EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL. The Company's operations are, and for the proximate future will be, materially dependent upon the efforts of its executive officers and key technical employees, all of whom serve the Company on a full-time basis but none of whom are contractually obligated to remain in the Company's employ for any material term. Moreover, the Company's growth and expansion into new product applications could require additional expertise in areas such as manufacturing, marketing and distribution, which would place increased demands on the Company's resources and would require the addition of new personnel and the development of additional expertise by existing personnel. Certain academic consultants serve the Company on a part-time basis, and could terminate their relationship with the Company at any time.

         Certain employees and consultants of the Company have been approached by the Company's competitors, and no assurances can be given that the competition will not successfully recruit such personnel. The loss of key personnel or the failure to recruit necessary additional personnel could impede the achievement of the Company's development, commercialization and marketing objectives.

         AGREEMENTS WITH RELATED PARTIES; COMMISSIONS AND EXCLUSIVE DISTRIBUTORSHIPS. In 1993 the Company entered into four agreements with QuietPower Systems, Inc. ("QPS") (formerly Active Acoustical Solutions, Inc.) and in 1994 entered into a fifth agreement with QPS. QPS is 33% owned by Environmental Research Information, Inc. ("ERI") and 2% owned by Jay M. Haft, Co-Chairman and Chief Executive Officer of the Company. Michael J. Parrella, President of the Company owns approximately 12% of the outstanding capital of ERI and Mr. Haft shares investment control over an additional 24% of the outstanding capital of ERI. Under these agreements, QPS is given rights to market certain of the Company's products and technologies to electric and/or natural gas utilities and for use in or with feeder bowls. In one of these agreements, QPS's rights are on an exclusive basis so long as QPS meets certain performance criteria relating to marketing efforts and sales performance.
Under one of these agreements, QPS is entitled to receive a sales commission equal to 129% of QPS's marketing expenses attributable to the marketing of the products in question, which expenses are to be deemed to be the lesser of QPS's actual expenses or 35% of the revenues received by the Company from the sale of such products. Commissions and fees payable under all of the other agreements are in accordance with the Company's standard terms and conditions and do not exceed 6%. As of the date of this Prospectus, the Company has not been required to pay any commissions to QPS under these agreements.

         In March 1995, the Company entered into a Master Agreement with QSI under which QSI was granted an exclusive worldwide license under certain NCT patents and technical information to market, sell and distribute transformer quieting products, turbine quieting products and certain other products in the utility industry. Under the Master Agreement, QSI is to fund development of the products by the Company and the Company is to manufacture the products. However, QSI may obtain the right to manufacture the products under certain circumstances including NCT's failure to develop the products or the failure of the parties to agree on certain development matters. In consideration of the rights granted under the Master Agreement, QSI is to pay the Company a royalty of 6% of the gross revenues received from the sale of the products and 50% of the gross revenues received from sublicensing the rights granted to QSI under the Master Agreement after QSI has recouped 150% of the costs incurred by QSI in the development of the products in question. The Company is obligated to pay similar royalties to QSI on its sale of the products and the licensing of rights covered under the Master Agreement outside the utility industry and from sales and licensing within the utility industry in the Far East. In addition to the foregoing royalties, QSI is to pay an exclusivity fee to the Company of $750,000; $250,000 of which QSI paid to the Company in June 1994. The balance is payable in equal monthly installments of $16,667 beginning in April 1995. QSI's exclusive rights become non-exclusive with respect to all products if it fails to pay any installment of the exclusivity fee when due and QSI loses such rights with respect to any given product in the event it fails to make any development funding payment applicable to that product. The Master Agreement supersedes all other agreements relating to the products covered under the Master Agreement, including those agreements between the Company and QSI described above.

         Immediately following the execution to the Master Agreement, the Company and QSI entered into a letter agreement providing for the termination of the Master Agreement at the Company's election if QSI did not pay approximately $500,000 in payables then owed to the Company by May 15, 1995.

         In April 1995, the Company and QSI entered into another letter agreement under which QSI agreed to forfeit and surrender the five year warrant to purchase 750,000 shares of the Company's Common Stock issued to QSI under the first Marketing Agreement described above. In addition, the $500,000 balance of the exclusivity fee provided for under the Master Agreement was reduced to $250,000 to be paid in 30 monthly installments of $8,333 each and the payment of the indebtedness to be paid under the letter agreement described in the proceeding paragraph was revised to be the earlier of May 15, 1996, or the date of closing of a financing of QSI in an amount exceeding $1.5 million, whichever first occurs. Such indebtedness was to be evidenced by a promissory note, non-payment of which would constitute an event of termination under the Master Agreement.

         In May 1996, the Company and QSI entered into a third letter agreement which revised the payment schedules for QSI's payment to the Company of the balance of the exclusivity fee and the outstanding indebtedness for other amounts owed the Company. Under this letter agreement, if QSI does not pay the full amount of arrearages in the payment of the exclusivity fee by June 15, 1996 or defaults in the timely payment of any installment of the other indebtedness, the Master Agreement and all rights granted to QSI thereunder terminate. The letter agreement also amends certain provisions concerning royalties and administrative matters which should not materially adversely effect the Company's economic rights under the Master Agreement. As of the date of this Prospectus, QSI has paid the full amount of such exclusivity fee arrearages and has not defaulted in the timely payment of any amounts that have become due and payable under the other indebtedness.

         The Company believes that the terms of its agreements with QSI are comparable to those that it could have negotiated with other persons or entities.

         COMPETITION. The Company is aware of a number of direct competitors in the field of active noise and vibration attenuation. Indirect competition also exists in the field of passive sound and vibration attenuation. The primary bases of competition for each product or potential product of the Company are the cost of an active system and its system performance measured by the level of noise or vibration attenuation compared to the cost and performance of an alternative active or passive solution for the problem in question. At the present time passive solutions generally are less expensive than active solutions, although passive solutions do not provide as great a level of sound attenuation at the more harmful lower frequencies. The Company's principal known competitors in active control systems are Andrea Electronics Corporation, Bose Corporation, Digisonix (a division of Nelson Industries, Inc.), Hitachi, Ltd., Group Lotus PLC and Lotus Cars Limited, Lord Corporation, Matsushita Electric Industrial Co., Ltd., Sennheiser Electronic Corp., Sony Corporation, Toshiba Corp., Koss Corporation and Recoton, Inc. among others. To the Company's knowledge, each of such entities is pursuing its own technology in active control systems, either on its own or in collaboration with others, and has recently commenced attempts to exploit commercially such technology. The Company also believes that a number of other large companies, such as the major domestic and foreign automobile and appliance manufacturers, and aircraft parts suppliers and manufacturers, have research and development efforts underway in active noise and vibration control. Many of these companies, as well as the Company's potential competitors in the passive sound attenuation field and other entities that could enter the active noise and vibration attenuation field as the industry develops, are well established and have substantially greater management, technical, financial, marketing and product development resources than the Company. In addition, the Company is aware that Andrea Electronics Corporation is proceeding with the commercialization of in-wire noise cancellation with one or more major providers of telephone services. The Company also believes that a number of major telecommunications and other electronics companies such as AT&T Corporation, Texas Instruments Inc. and Motorola Inc. are or may be developing in wire noise cancellation and electronic speech filtering technologies similar to those being developed and commercialized by the Company. The Company is unable to determine at the present time what impact such efforts might have on the Company's ability to successfully commercialize its in-wire technology for use in telephones and other communications applications.


         POSSIBLE NEED FOR ADDITIONAL FINANCING. Historically, the Company financed its operations through public and private placements of equity and through the exercise of options and warrants granted to directors, employees and others, as well as with license fees and research and development funding from its strategic allies. The cash raised from the April 1996 Private Placement and the August 1996 Private Placement, the exercise of warrants and options including the options granted to the three institutional investors in the April 1996 Private Placement, the funding derived from forecasted technology license fees, royalties and product sales and engineering and development revenue, the operating cost savings from the reduction in employees and reduced capital expenditures should be sufficient to sustain the Company's anticipated future level of operations into 1997. However, the current available funds are not sufficient to sustain the Company for the next twelve months. The period during 1997 through which the Company can be sustained is dependent upon the level of realization of funding from license fees, royalties and product sales and engineering and development income and the achievement of the operating cost savings from the events described above, all of which are presently uncertain.

         Success in generating technology licensing fees, royalties and product sales are significant and critical to the Company's ability to overcome its present financial difficulties. In January 1996, the Company adopted a plan that management believes should generate sufficient funds for the Company to continue its operations into 1997. The Company cannot predict whether it will be successful in obtaining market acceptance of its new products or in completing its current negotiations with respect to licenses and royalty revenues. If, during the course of 1996, management of the Company determines that it will be unable to meet or exceed the plan referred to above, the Company will consider fund raising alternatives. The Company's ability to raise additional capital through sales of common stock will be severely limited until the termination of the one year restriction on further equity financing undertaken by the Company in connection with the sale of common stock and convertible term notes to three institutional investors in the April 1996 Private Placement. The Company will monitor its performance against the plan on a monthly basis and, if necessary, reduce its level of operations accordingly. The Company believes that the plan discussed above constitutes a viable plan for the continuation of the Company's business into 1997.

         There can be no assurance that additional funding will be provided by technology license fees, royalties and product sales and engineering and development revenue. In that event, the Company would have to further and substantially cut back its level of operations in order to conserve cash.
These reductions could have an adverse effect on the Company's relations with its strategic partners and customers. Uncertainty exists with respect to the adequacy of current funds to support the Company's activities until positive cash flow from operations can be achieved, and with respect to the availability of financing from other sources to fund any cash deficiencies.

         POSSIBLE PUBLIC SALES OF COMMON STOCK. On October 6, 1992, the Company adopted a stock option plan (the "1992 Plan") covering 6,000,000 shares of the Company's Common Stock and providing for the grant of options to purchase Common Stock of the Company and awards of restricted common stock to employees, officers and directors of the Company. The 1992 Plan was approved by the stockholders at the 1993 Annual Meeting of Stockholders following which said 6,000,000 shares were registered under the Securities Act. An amendment to the 1992 Plan adopted by the Option Committee on November 8, 1995, and approved by the stockholders at the 1996 Annual Meeting of Stockholders (the "1996 Annual Meeting"), increased the number of shares of Common Stock covered by the 1992 Plan to 10,000,000 shares and added active consultants to the Company as persons who are eligible to participate under the 1992 Plan. The Company has reserved 10,000,000 shares of Common Stock for issuance upon the exercise of options granted under the 1992 Plan and for issuance upon the grant of restricted stock awards under the 1992 Plan. 6,000,000 of such shares are registered under the Securities Act, and the Company also intends to register the additional 4,000,000 shares covered by the 1992 Plan under an amendment to the 1992 Plan approved at the 1996 Annual Meeting. As of July 18, 1996, the Company has granted options to purchase 5,631,043 shares of Common Stock which are currently exercisable and 65,000 shares of restricted stock under the 1992 Plan.

         On November 15, 1994, the Company adopted and on May 8, 1995 and November 8, 1995 amended the Noise Cancellation Technologies, Inc. Option Plan for Certain Directors (the "Directors Plan"), pursuant to which options to purchase in the aggregate 821,000 shares of Common Stock were granted to two directors of the Company. The Directors Plan was approved by the stockholders at the Company's 1995 Annual Meeting of Stockholders as to options to purchase in the aggregate 725,000 shares of Common Stock. An amendment to the Directors Plan adopted by the Board of Directors on November 8, 1995, and approved by the stockholders at the 1996 Annual Meeting, increased the number of shares of Common Stock covered by the Plan to 821,000 shares and made certain minor changes concerning the Plan's administration. The Company has reserved 821,000 shares of Common Stock for issuance upon the exercise of the options granted under the Directors Plan and intends to register such 821,000 shares under the Securities Act. As of July 18, 1996, the Company has granted options to purchase 821,000 shares of Common Stock which are currently exercisable under the Directors Plan.


         In the April 1996 Private Placement, the Company sold 1,000,000 shares, in the aggregate, of its Common Stock to three institutional investors. Contemporaneously, the Company sold secured convertible term notes in the aggregate principal amount of $1,200,000 to those institutional investors and granted them each an option to purchase an aggregate of $3,450,000 of additional shares of the Company's Common Stock. The per share conversion price under the notes and the exercise price under the options are equal to the price received by the Company for the sale of such 1,000,000 shares subject to certain adjustments. On August 13, 1996, the Company issued 13,403,130 shares, in the aggregate, of its Common Stock in connection with the three institutional investors' exercise of their options and conversion of their secured convertible term notes and on August 22, 1996, the Company issued 350,000 shares of its Common Stock to a financial consultant in partial consideration for services rendered in connection with the April 1996 Private Placement. In conjunction with the April 1996 Private Placement, the Company also agreed to file a registration statement with the Commission covering the applicable shares and to use its best efforts to have such registration statement declared effective by the Commission as soon as practicable. The Company also has reserved up to 1,596,870 shares of Common Stock for issuance in payment of amounts payable by the Company to said investors in the event such registration statement does not become effective on a timely basis. The Company intends to register all of such shares under the Securities Act.



         As of August 23, 1996, the Company has reserved 6,006,710 shares of Common Stock for issuance upon the exercise of warrants and options granted outside the 1992 Plan, the Directors Plan and the April 1996 Private Placement all of which the Company plans to register under the Securities Act to the extent they are not now so registered.



         At August 23, 1996, the weighted average exercise price for all currently exercisable and outstanding warrants and options was $0.7842.



         On November 14, 1995, the Company sold 4,800,000 shares of Common Stock and on August 29, 1996, the Company sold 1,753,968 shares of Common Stock in two private placements to a Canadian institutional investor pursuant to Regulation S under the Securities Act. The Company also issued 87,698 shares of its Common Stock to a financial consultant in consideration for services rendered in connection with the August 29, 1996 Private Placement.


         The possibility of the sale of the shares of Common Stock described in the preceding six paragraphs, all of which the Company plans to register under the Securities Act to the extent they are not now so registered or exempt from the registration requirements of the Securities Act, may adversely affect the market price of the Company's Common Stock.

         NASDAQ/NMS LISTING REQUIREMENTS; DISCLOSURE RELATING TO LOW-PRICED STOCKS. The Company's Common Stock currently is quoted on the National Association of Securities Dealers, Inc. Automated Quotation National Market System ("NASDAQ/NMS"). The NASDAQ/NMS has adopted quantitative maintenance criteria for continued listing by the NASDAQ/NMS under which a company is required, among other things, to maintain net tangible assets of at least (i) $2,000,000 if it has sustained losses from continuing operations and/or net losses in two of its three most recent fiscal years or (ii) $4,000,000 if it has sustained losses from continuing operations and/or net losses in three of its four most recent fiscal years. Failure of the Company to continue to meet the maintenance requirements could result in the Common Stock losing its NASDAQ/NMS designation. The NASDAQ/NMS provides brokers and others with immediate access to the best bid and asked prices and other information about the Common Stock during each trading day. If the Company were to lose its NASDAQ/NMS designation, real-time price information for the Common Stock might cease to be available. As a result, a stockholder might find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Common Stock. In addition, if the Company were to lose the NASDAQ/NMS designation, the Common Stock might no longer qualify as a "margin security" as defined by the Federal Reserve Board.

         If the Company were to lose its NASDAQ/NMS designation and, at any time following the loss of such designation, did not have either (i) net tangible assets in excess of $2,000,000 or (ii) average revenue of at least $6,000,000 for the last three years, the Common Stock could become subject to the Commission's "penny stock" rules. The penny stock rules impose additional sales practice requirements on broker-dealers who sell securities designated as penny stocks to persons other than established customers and certain types of accredited investors. For transactions covered by the penny stock rules, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the sale. The rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Commission relating to the penny stock market. The rules also require disclosure by the broker-dealer of commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. If the broker-dealer is the sole market-maker for the penny stock, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the customer's account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by the penny stock rules may discourage broker-dealers from effecting transactions in penny stocks. Thus, if the Common Stock were to fall within the definition of a penny stock, the liquidity of the Common Stock could be reduced and there could be a material effect on the trading market for the Common Stock.

         POSSIBLE VOLATILITY OF COMMON STOCK. The market prices for securities of emerging and high-technology companies have historically been highly volatile. Future announcements concerning the Company or its competitors could have a significant impact on the market price of the Common Stock.

         BLANK CHECK PREFERRED STOCK. The Board of Directors has total discretion in the issuance and the determination of the rights and privileges of any shares of Preferred Stock which might be issued in the future, which rights and privileges may be detrimental to the holders of the Common Stock. The Company is authorized to issue 10,000,000 shares of Preferred Stock none of which has been designated to date. The issuance of Preferred Stock in the future could discourage or impede a tender offer, proxy contest or other similar transaction involving a potential change in control of the Company, which transaction might be viewed favorably by other shareholders.

                              SELLING STOCKHOLDERS


         The following table sets forth certain information with respect to the Selling Stockholders. The shares set forth therein have been included in the Registration Statements of which this Prospectus forms a part pursuant to registration commitments afforded to the Selling Stockholders by contractual obligations. The Company will not receive any proceeds from the sale of the shares by the Selling Stockholders.


                                                       Beneficial Ownership         Number Of             Beneficial Ownership
                                       Relationship        Of Shares Of             Shares Of              Of Shares Of Common
                                           With            Common Stock            Common Stock            Stock After Giving
   Name of Selling Stockholder         The Company      At August 23, 1996       Offered For Sale(1)      Effect To Proposed Sale
   ---------------------------         -----------     --------------------     -------------------      -----------------------
Jeffrey N. Denenberg                         (2)                  278,846                  174,000                    104,846
Michael Dickerson                                               1,737,698                  250,000                  1,487,698
The Charles Stark Draper Laboratory,
  Inc.                                                             25,000                   25,000                          0
Graham Eatwell                               (2)                  212,950                   75,000                    137,950
Foster Electric Company, Ltd.                                     740,055                  740,055                          0
William W. Gerecke                           (2)                   47,150                   35,000                     12,150
Jay M. Haft                           Chairman Of The Board     1,207,000                  468,500                    738,500
                                          And Director
Cy E. Hammond                          Vice President And         269,718                   25,000                    244,718
                                           Controller
John B. Horton                       Senior Vice President,       519,417                   30,000                    489,417
                                      General Counsel And
                                           Secretary
Willis J. Hulings, III                       (2)                  415,000                  250,000                    165,000
Kingdon Associates, L.P.(3)                                     2,160,470                2,160,470                          0
Kingdon Partners, L.P.(3)                                       3,600,782                3,600,782                          0
M. Kingdon Offshore NV(3)                                       8,641,878                8,641,878                          0
Irene Lebovics                      Senior Vice President       1,288,067                  996,767                    291,300
John L. Lesher                               (2)                  105,000                   20,000                     85,000
William A. Marquard                          (2)                   50,000                   50,000                          0
John J. McCloy                             Director             3,651,591                3,651,591                          0
Majorie Oolie                                (4)                  200,000                  200,000                          0
Sam Oolie                                  Director               645,000                  630,000                     15,000
Oolie Enterprises                            (4)                   21,280                   21,280                          0
Oolie Family Support Foundation              (4)                   58,914                   58,914                          0
Michael J. Parrella                 President And Director      2,749,789                1,575,289                  1,174,500
Carole Salkind                                                  4,000,000                4,000,000                          0
Rolf Towe                                                         150,000                  150,000                          0
Luc Verschueren                              (2)                   25,000                   25,000                          0
Eldon W. Ziegler, Jr.                        (2)                  176,772                  156,522                     20,250
                                                               --------------------------------------------------------------
                                                               32,977,377               28,011,048                  4,966,329
                                                               ==============================================================


- -----------------------------

(1) Includes shares issuable upon exercise of non-contingent, currently outstanding options and warrants.

(2) Represents a person who was either an officer or a director of the Company within three years of the date hereof or an affiliate thereof.


(3) Kingdon Capital Management Corp. ("KCMC") is a general partner of Kingdon Associates, L.P. and Kingdon Partners, L.P. and provides management services to M. Kingdon Offshore NV (collectively, the "Kingdon Funds"). As a result of such relationships, KCMC may be deemed to beneficially own the shares offered for sale by the Kingdon Funds.



(4)      An affiliate of Sam Oolie, a director of the Company.



                                 LEGAL MATTERS


         Matters relating to the legality of 21,936,935 shares of Common
Stock being offered by this Prospectus have been passed upon for the Company by John B. Horton, Esquire, Senior Vice President and General Counsel of the Company. As of August 23, 1996, Mr. Horton owned 30,000 shares of Common Stock, including 20,000 shares subject to acquisition upon the exercise of currently exercisable warrants, 30,000 shares of which are being offered by this Prospectus. In addition, Mr. Horton owns 489,417 shares subject to acquisition upon the exercise of currently exercisable options granted to him under the 1992 Plan none of which are being offered by this Prospectus. Matters relating to the legality of the remaining 6,645,357 shares of Common Stock offered by this Prospectus have been passed upon for the Company by Parker Duryee Rosoff & Haft, a professional corporation, New York, New York. Jay M. Haft, a former member of and presently of counsel to Parker Duryee Rosoff & Haft, is Chief Executive Officer, Co-Chairman and a director of the Company and is the beneficial owner of 1,207,000 shares of Common Stock, including 1,207,000 shares subject to acquisition upon the exercise of currently exercisable warrants and options, 468,500 shares of which are being offered by this Prospectus.

                                   EXPERTS


         The consolidated financial statements of the Company at and for the year ended December 31, 1994 and 1995 the related financial statement schedules incorporated into this Registration Statement by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Amendment Nos. 1, 2, 3, 4 and 5 thereto on the Company's five Form 10K/A's filed respectively on April 29, 1996, May 8, 1996, May 24, 1996, June 11, 1996 and June 13, 1996 have been audited by Richard A. Eisner & Company, LLP, Independent Certified Public Accountants, as set forth in their reports included therein (which contains an explainatory paragraph relating to the Company's ability to continue as a going concern) and have been so incorporated in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

         The consolidated financial statements of the Company at and for the year ended December 31, 1993 and the related financial statement schedules incorporated into this Registration Statement by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Amendment Nos. 1, 2, 3, 4 and 5 thereto on the Company's five Form 10K/A's filed respectively on April 29, 1996, May 8, 1996, May 24, 1996, June 11, 1996 and June 13, 1996, have been audited by Coopers and Lybrand L.L.P., Independent Accountants, as set forth in their reports included therein and have been so incorporated in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting. The report of Coopers & Lybrand, L.L.P. contains a paragraph which emphasizes certain uncertainties arising subsequent to the date of their original report which are disclosed in the Company's Form 10-K for the year ended December 31, 1995 incorporated by reference herein and in "Risk Factors" included elsewhere in this registration statement.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses payable by the registrant with respect to the offering described in this Registration
Statement:


Securities and Exchange Commission registration fee             $ 5,251
Legal fees and expenses                                           1,000*
Accounting fees and expenses                                     15,000*
Miscellaneous expenses                                              500*
                                                                 ------
Total                                                           $21,751*
                                                                 ======


- -----------
* Estimated

ITEM 16. EXHIBITS (LISTED ACCORDING TO THE NUMBER ASSIGNED IN THE TABLE IN ITEM 601 OF REGULATION S-K)

                 The following exhibits are included as a part of this Registration Statement:


                 Exhibit No.                        Description
                 -----------                        -----------
                  5                Opinion of John B. Horton, Esquire, Senior Vice President and General
                                   Counsel of the registrant, as to the legality of the Common Stock to which this Registration Statement relates.*

                  23(a)            Consent of Richard A. Eisner & Company, LLP.

                  23(b)            Consent of Coopers & Lybrand L.L.P.

                  23(c)            Consent of John B. Horton, Esquire (contained in Exhibit 5).

                  24               Powers of Attorney.*



- ---------------
* Previously filed

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Linthicum, Maryland, on this 29 day of August, 1996.


                                        NOISE CANCELLATION TECHNOLOGIES, INC.


                                        By:/s/ MICHAEL J. PARRELLA
                                           ------------------------------
                                           Michael J. Parrella, President





         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




   SIGNATURES                          CAPACITY                              DATE
   ----------                          --------                              ----
/s/ MICHAEL J. PARRELLA
- -----------------------    President (Principal Executive Officer)        August 29, 1996
Michael J. Parrella        and Director                               ---------------

/s/ STEPHEN J. FOGARTY
- -----------------------    Senior Vice President and                      August 29, 1996
Stephen J. Fogarty         Chief Financial Officer                    ---------------
                           (Principal Financial and
                           Accounting Officer)

/s/ JAY M. HAFT*
- -----------------------    Chairman of the Board of Directors             August 29, 1996
Jay M. Haft                and Director                               ---------------

/s/ JOHN J. MCCLOY II*
- -----------------------    Director                                       August 29, 1996
John J. McCloy II                                                     ---------------

   SIGNATURES                       CAPACITY                            DATE
   ----------                       --------                            ----
/s/ ALASTAIR KEITH*
- --------------------               Director                             August 29, 1996
Alastair Keith                                                      -------------

/s/ SAMUEL A. OOLIE*
- --------------------               Director                             August 29, 1996
Samuel A. Oolie                                                     -------------



*By /s/ Stephen J. Fogarty
   ------------------------
    (Stephen J. Fogarty
     Attorney-in-Fact)

                                 EXHIBIT INDEX


                                                                                         Sequential
   Exhibit No.                        Description                                        Page Number
   -----------                        -----------                                        -----------
         5                Opinion of John B. Horton, Esquire,
                          Senior Vice President and General Counsel
                          of the registrant, as to the legality of the
                          Common Stock to which this Registration
                          Statement relates.*

         23(a)            Consent of Richard A. Eisner & Company, LLP.

         23(B)            Consent of Coopers & Lybrand L.L.P.

         23(c) Consent of John B. Horton, Esquire (contained in Exhibit 5).

         24               Powers of Attorney*



- ----------
* Previously filed